Allot Ltd.
22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317, Israel

March 17, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Allot Ltd. (CIK No. 0001365767) Registration Statement on Form F-3 (File No. 333-254296)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allot Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-254296) so that it will be declared effective at 9:30 a.m., Eastern Standard Time, on March 19, 2021, or as soon thereafter as is practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Samuel Seham at (212) 819-8407 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely, ALLOT LTD.

By:	/s/ Erez Antebi
Erez Antebi
Chief Executive Officer and President

[Signature Page to Issuer Acceleration Request]